Exhibit 17.1

From: JACK KAYE
Sent: Friday, June 19, 2009 11:49 AM
To: Mingli Yao
Cc: C Mark Tang; Hui Shao; Lawrence A. Rosenbloom; Hong Zhu
Subject: Resignation

Mr. Yao,

The purpose of this email is to inform you of my decision to resign, effective immediately, as a director and chairman of the audit committee of Tongli Pharmaceuticals (USA), Inc.  I wish you and the Company much success in the future.

Jack Kay